Exhibit 99.1
LOAN AGREEMENT
THIS LOAN AGREEMENT (this “Agreement”) is entered into as of this day of August 2025, by and among mF International Limited (“Borrower”), a company organized and existing under the laws of British Virgin Islands and Fire Lucky Investment Co., Ltd (“Lender”), a company organized and existing under the laws of Cayman Islands. Borrower and Lender are hereinafter jointly referred to as “Parties” and individually as a “Party.”

RECITALS
WHEREAS the Borrower seeks to borrow certain amounts from the Lender, and the Lender is willing to make the requested loan to Borrower on the terms and subject to the conditions set forth in this Loan Agreement.
AGREEMENT

    NOW, THEREFORE, in consideration of the premises set forth above, the mutual covenants and agreements set forth herein and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:
Section 1.INTERPRETATION
1.1Definitions. Unless otherwise defined in this Agreement, capitalized terms used herein shall have the following meanings:
“Affiliate” means, with respect to any given Person, its subsidiaries, its holding company and the subsidiaries of such holding company. The term “Affiliated” has a meaning correlative to the foregoing.
“Business Day” means a day other than a Saturday or Sunday on which banks in Hong Kong are open for general banking transactions for more than four (4) hours.
“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.
“Person” means an individual, firm, corporation (including a business trust), joint stock company, trust, limited liability company, partnership, unincorporated association, joint venture or other entity.
“US dollar or US$” means United States dollar, the lawful currency of the United States of America.
1.2Interpretation. For all purposes of this Agreement, except as otherwise expressly provided, (i) the terms defined in this Section 1 shall have the meanings assigned to them in this Section 1 and include the plural as well as the singular, (ii) all references in this agreement to designated “Sections” and other subdivisions are to the designated sections and other subdivisions of the body of this agreement, (iii) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this agreement as a whole and not to any particular section or other subdivision, and (v) all references in this agreement to designated schedules, exhibits and annexes are to the schedules, exhibits and annexes attached to this agreement unless explicitly stated otherwise.
Section 2.AMOUNT AND TERMS OF THE LOAN
1.1The Loan. Lender hereby agrees, subject to the terms and conditions of this Agreement, to extend a loan (the “Loan”) in US dollars in an amount of one million US dollars (US$1,000,000) (the “Loan Amount”) to Borrower on August 2025 (the “Drawdown Date”), or at such other time as the Parties may agree. Borrower and Lender hereby acknowledge and agree that the Loan shall not be revolving in nature and amounts repaid may not be reborrowed.
1.2Interest. Borrower and Lender agree that the Loan shall be simple interest rate of 5% per year payable by Borrower upon maturity of the Loan.
1.3Maturity & Repayment. The Loan Amount shall be due and payable on 17 December 2025, or on other Business Day as agreed to in writing by both of Lender and Borrower (the “Payment Date”). Any payment hereunder shall be made in US dollars.
1.4Early Repayment. Borrower may, upon at least ten (10) Business Days’ written notice to Lender, prepay the Loan Amount in whole or in part.
Section 3.COLLATERAL
3.1This Loan is not secured by collateral.
Section 4.REPRESENTATIONS AND WARRANTIES
4.1Borrower Representations and Warranties. Borrower hereby represents and warrants to Lender that:
(a)Authorization. Borrower has the legal right and full power and authority to enter into this Agreement, and this Agreement when executed and delivered constitutes the valid and legally binding obligation of Borrower, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
(b)Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required on the part of Borrower in connection with the consummation of the transactions contemplated by this Agreement.
4.2Lender Representations and Warranties. Lender hereby represents and warrants to Borrower that:
(a)Organization, Good Standing and Qualification. Lender is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Lender has all requisite corporate power and authority to own and operate its properties, to extend the Loan and carry on its business as now conducted and to perform each of its obligations hereunder which it may enter into pursuant to the terms hereof. Lender is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required.
(b)Authorization. Lender is duly authorized to enter into this Agreement and conduct the transaction contemplated hereunder and this Agreement when executed and delivered constitutes the valid and legally binding obligation of Lender, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
(c)Availability of Funds. Lender has available, and on the Drawdown Date will have available, sufficient funds, available lines of credit or other sources of available funds to enable it to make the Loan on the terms and conditions of this Agreement. Its obligations hereunder are not subject to any conditions regarding its ability to obtain financing for the consummation of the transactions contemplated herein.
Section 5.EVENTS OF DEFAULT
5.1Events of Default. If any of the following events (each, an “Event of Default”) shall occur and be continuing:
(a)Borrower shall fail to make payment required pursuant to this Agreement when due;
(b)Borrower shall become insolvent (however such insolvency may be evidenced) or proceedings are instituted by or against Borrower under any bankruptcy or insolvency law or other law for the relief of debtors in general and such proceedings are not discharged within 180 days after the institution;
then, in the case of occurrence of any of the Events of Default specified above, Lender may, by written notice to Borrower, declare the Loan outstanding hereunder to be forthwith due and payable, whereupon the same shall become forthwith due and payable, without demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever, all of which are hereby waived by Borrower.
Section 6.MISCELLANEOUS
6.1Binding Effect; Assignment. This Agreement shall be binding upon and shall be enforceable by each Party, its successors and permitted assigns. Lender shall have the right to assign all or part of its rights under this Agreement to any of its Affiliates. Except as provided in the preceding sentence, no Party may assign any of its rights or obligations hereunder without the prior written approval of the other Party.
6.2Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong, without regard to conflicts of laws principles thereunder.
6.3Dispute Resolution.
(a)Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved at the first instance through consultation between the Parties. Such consultation shall begin immediately after any Party has delivered written notice to the other Party requesting such consultation.
(b)If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, the Dispute shall be submitted to arbitration upon the request of any Party with notice to the other Party to (the “Arbitration Notice”).
(c)The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”). There shall be three (3) arbitrators. Each Party shall choose one (1) arbitrator. The Secretary General of the Centre shall select the third arbitrator. If any of the members of the arbitral tribunal have not been appointed within thirty (30) days after the Arbitration Notice is given, the relevant appointment shall be made by the secretary General of the Centre.
(d)The arbitration proceedings shall be conducted in English (with Chinese translation and translators). The arbitration tribunal shall apply the Arbitration Rules of the United Nations Commission on International Trade Law, as administered by the Centre at the time of the arbitration. However, if such rules are in conflict with the provisions of this Section 6.3, including the provisions concerning the appointment of arbitrators, the provisions of this Section 6.3 shall prevail.
(e)The arbitrators shall decide any dispute submitted by the Parties strictly in accordance with the substantive law of Hong Kong and shall not apply any other substantive law; provided that when the published laws of Hong Kong do not cover a certain matter, international legal principles and practices shall apply.
(f)Each Party shall cooperate with each other Party in making full disclosure of and providing complete access to all information and documents requested by such other Party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.
(g)The costs of arbitration (including translation fee) shall be borne by the losing Party, unless otherwise determined by the arbitration tribunal.
(h)When any dispute occurs and when any dispute is under arbitration, except for the matters in dispute, the Parties shall continue to fulfill their respective obligations and shall be entitled to exercise their rights under this Agreement.
(i)The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.
(j)Any Party shall be entitled to seek preliminary injunctive relief, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.
(k)During the course of the arbitration tribunal’s adjudication of the dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.
6.4Amendments. Except as otherwise permitted herein, this Agreement and its provisions may be amended, changed, waived, discharged or terminated only by a writing signed by the Parties.
6.5Notices. All notices, claims, certificates, requests, demands and other communications under this Agreement shall be made in writing and shall be delivered to a Party hereto by hand or sent by facsimile, or sent, postage prepaid, by reputable overnight courier services at the address given for such Party on the signature pages hereof (or at such other address for such Party as shall be specified by like notice), and shall be deemed given when so delivered by hand, or if sent by facsimile, upon receipt of a confirmed transmittal receipt, or if sent by overnight courier, five (5) days after delivery to or pickup by the overnight courier service.
6.6Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior written or oral understandings or agreements.
6.7Severability. If any provision of this Agreement shall be held invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby and shall be enforced to the greatest extent permitted by law.
6.8Remedies Cumulative. The rights and remedies available under this Agreement or otherwise available shall be cumulative of all other rights and remedies and may be exercised successively.
6.9Counterpart Execution. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
6.10No Third Party Beneficiary. Except to the extent expressly stated otherwise, nothing in this Agreement is intended to confer upon any Person other than the Parties hereto and their respective successors and permitted assigns any rights, benefits, or obligations hereunder.
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IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

Borrower：
THE COMMON SEAL OF        )
mF International Limited        ) /s/ Haoyu Wang
was hereunto affixed        )
in the presence of        )

Address for notice:
2308, 23/F, The Center, 99 Queen’s Road Central, Central, Hong Kong
Attn: Wang, Haoyu

Lender：
THE COMMON SEAL OF        )
Fire Lucky Investment Co., Ltd        ) /s/ Dawei Yuan
was hereunto affixed        )
in the presence of        )

Address for notice:
2310, 23/F, The Center, 99 Queen’s Road Central, Central, Hong Kong
Attn: Yuan, Dawei